

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Todd E. Simpson
Chief Financial Officer
Seagen Inc.
21823 30th Drive SE
Bothell, WA 98021

> **Re:** **Seagen Inc.**
> **Form 10-Q**
> **Exhibit Nos. 10.1 and 10.2**
> **Filed October 30, 2020**
> **File No. 000-32405**

Dear Mr. Simpson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance